UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39288

AppHarvest, Inc.
(Exact name of registrant as specified in its charter)

1890 Star Shoot Pkwy Ste. 170 PMB 168
Lexington, KY, 40509 (606) 653-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share
(Title of each class of stock covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* As previously disclosed, on July 23, 2023, AppHarvest, Inc. (the “Company”) and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Court”), thereby commencing chapter 11 cases for the Debtors (the “Chapter 11 Cases”). As previously disclosed, on September 14, 2023, the Court entered its order (the “Confirmation Order”) confirming the Second Amended Joint Plan of Liquidation of AppHarvest Products, LLC and its Debtor Affiliates (the “Plan”). On December 5, 2023, the Plan became effective pursuant to its terms (the “Effective Date”). On the Effective Date, pursuant to the Plan, all outstanding shares of the Company’s Common Stock were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, AppHarvest, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AppHarvest, Inc.

Dated: December 5, 2023
	By:	/s/ Loren Eggleton
Loren Eggleton
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)